UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2025

Commission File Number: 001-37353

SCINAI IMMUNOTHERAPEUTICS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

As previously announced by Scinai Immunotherapeutics Ltd. (the “Company”), in anticipation of the signing of the option agreement for the acquisition of the Italian biotech company Pincell srl, the owner of PC111, a monoclonal antibody in development for the treatment of pemphigus vulgaris, Stevens-Johnson Syndrome (SJS) and Toxic Epidermal Necrolysis (TEN), the parties jointly prepared and submitted a grant application by the Company’s wholly owned Polish subsidiary, seeking Euro 12 million of non-dilutive funding to support the next stage of development of PC111. To facilitate the submission of the application, Pincell exclusively licensed PC111 to the subsidiary. The grant application was submitted under the European Funds for a Modern Economy (FENG) program in Poland. On September 18, 2025, the Company was notified by the National Center for Research and Development in Poland that the grant application was not selected for funding. Under the applicable procedures, this notification represents an interim decision that becomes final only if no appeal is filed within 14 days of receipt or if an appeal, once filed, is ultimately rejected. The Company intends to file an appeal, which is expected to be reviewed within approximately one month after submission, with a final determination anticipated before the end of 2025. The Company believes that certain aspects of the proposed project were misconstrued or misanalyzed in the initial review, and the appeal will focus on addressing these issues.  There can be no assurance, however, that the appeal will be successful or that the grant will ultimately be awarded.

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-271293 and File No. 333-239344) and Form F-3 (File No. 333-274078 and File No. 333-276767), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Warning Concerning Forward-Looking Statements

This Report contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward-looking statements are based upon the Company’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For this reason, among others, you should not place undue reliance upon the Company’s forward-looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scinai Immunotherapeutics Ltd.

Date: September 22, 2025	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

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